TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2008 MAR 11 A 7:54

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

7 March 2008

08001103

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 February 2008 to 29 February 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp

Rowan D J Adams
Deputy Company Secretary

PROCESSED
MAR 1 2 2008
THOMSON
FINANCIAL

Enc.

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 February 2008 to 29 February 2008

Date	Headline
29/02/08	Director Declaration
26/02/08	Transaction in own shares
25/02/08	Holdings in Company
20/02/08	Transaction in own shares
20/02/08	Holdings in Company
19/02/08	Holdings in Company
15/02/08	Holdings in Company
15/02/08	Interim Management Statement
14/02/08	Holdings in Company
14/02/08	Holdings in Company
14/02/08	Holdings in Company
13/02/08	Transaction in own shares
12/02/08	Transaction in own shares
11/02/08	Transaction in own shares
11/02/08	Transaction in own shares
08/02/08	Transaction in own shares
07/02/08	Transaction in own shares
07/02/08	Transaction in own shares
07/02/08	Transaction in own shares
06/02/08	Transaction in own shares
06/02/08	Holdings in Company
05/02/08	Transaction in own shares
04/02/08	Transaction in own shares
04/02/08	Transaction in own shares
01/02/08	Transaction in own shares
01/02/08	Transaction in own shares
01/02/08	Total Voting Rights

Tate & Lyle News Announcement

Tate & Lyle PLC - Director Declaration

Tate & Lyle PLC

Notification of change in Director's details

Mr John Nicholas, Group Finance Director and an Executive Director of Tate & Lyle PLC, has been appointed as a non-executive director of Rotork p.l.c. with effect from 28 February 2008.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Rowan Adams
Deputy Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 26 February 2008 it transferred 48,405 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,849,730 ordinary shares in Treasury and has 456,915,291 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Regulatory Announcement

Go to market news section

Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Holding(s) in Company
Released	17:32 25-Feb-08
Number	2008022500

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer
TATE & LYLE PLC

2. Reason for notification
AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

15% THRESHOLD CROSSED ON 21 FEBRUARY 2008

6. Date on which issuer notified
25 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached
15%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares
ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 68,011,234
Number of Voting Rights: 68,011,234

Resulting situation after the triggering transaction:

Number of Shares - 69,811,234
Number of Voting Rights (Direct) - NOT PROVIDED
Number of Voting Rights (Indirect) - 69,811,234
% of Voting Rights (Direct) - NOT PROVIDED
% of Voting Rights (Indirect) - 15.28% (BASED ON TOTAL VOTING RIGHTS OF 456,866,886)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 69,811,234
Total % of Voting Rights - 15.28%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

Close

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

20 February 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 20 February 2008 it transferred 10,000 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,898,135 ordinary shares in Treasury and has 456,866,886 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

20 FEBRUARY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer
TATE & LYLE PLC

2. Reason for notification
A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation
SILCHESTER INTERNATIONAL INVESTORS LIMITED

4. Full name of the shareholder(s) (if different from 3 above)
SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TAXABLE TRUST
SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST
SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY GROUP TRUST
SILCHESTER INTERNATIONAL INVESTORS TOBACCO FREE INTERNATIONAL VALUE EQUITY TRUST
THE CALLEVA TRUST

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)
19 FEBRUARY 2008

6. Date on which issuer notified
20 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached
3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares
ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction
Number of Shares: 17,205,579
Number of Voting Rights: 17,205,579
Resulting situation after the triggering transaction:
Number of Shares - 13,551,386
Number of Voting Rights (Direct) - 13,551,386
Number of Voting Rights (Indirect) - N/A
% of Voting Rights (Direct) - 2.97%(BASED ON TOTAL VOTING RIGHTS OF 456,856,886)
% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A
Total (A)+(B)
Total number of Voting Rights - 13,551,386
Total % of Voting Rights - 2.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held
N/A

Proxy Voting

10. Name of Proxy holder
SILCHESTER INTERNATIONAL INVESTORS LIMITED

11. Number of voting rights proxy holder will cease to hold
N/A

12. Date on which proxy holder will cease to hold voting rights
N/A

13. Any additional information

SILCHESTER INTERNATIONAL INVESTORS LIMITED ('SILCHESTER') ACTS AS INVESTMENT MANAGER FOR THE CLIENTS DETAILED IN QUESTION 4 ABOVE ('CLIENTS'). IN ACTING FOR THEIR CLIENTS, SILCHESTER ARE GIVEN FULL DISCRETION OVER THEIR INVESTMENTS AND ARE EMPOWERED TO VOTE ON THEIR BEHALF. HOWEVER, THEY DO NOT ACT AS THEIR CLIENTS' CUSTODIAN AND THEREFORE SHARES ARE NOT HELD IN THEIR NAME BUT IN THE NAME OF EACH CLIENT'S CUSTODIAN BANK.

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525
20 FEBRUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

14% THRESHOLD CROSSED ON 15 FEBRUARY 2008

6. Date on which issuer notified

19 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached

14%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 62,739,320

Number of Voting Rights: 62,739,320

Resulting situation after the triggering transaction:

Number of Shares - 65,239,320

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 65,239,320

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 14.28% (BASED ON TOTAL VOTING RIGHTS OF 456,856,886)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 65,239,320

Total % of Voting Rights - 14.28%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

19 FEBRUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

15 FEBRUARY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

13% THRESHOLD CROSSED ON 13 FEBRUARY 2008

6. Date on which issuer notified

15 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached

13%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 58,589,320

Number of Voting Rights: 58,589,320

Resulting situation after the triggering transaction:

Number of Shares - 59,489,320

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 59,489,320

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 13.02% (BASED ON TOTAL VOTING RIGHTS OF 456,856,886)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 59,489,320

Total % of Voting Rights - 13.02%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

15 FEBRUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Interim Management Statement

Tate & Lyle PLC

INTERIM MANAGEMENT STATEMENT

Tate & Lyle PLC issues the following management statement covering the period from 1 October 2007 to 31 January 2008.

Profit before tax for the continuing operations for the period was marginally ahead of our expectations. This has reinforced the Board's overall expectations as set out at the presentation of our interim results, that the outturn for our continuing operations in the second half of the year to 31 March 2008 will be broadly similar to that of the first six months (1).

Key points for the four months ended January 2008 are:

-- Good performance in our Americas ingredients operations, somewhat ahead of our expectations, in particular benefiting from improved by-product pricing.

-- At constant exchange rates sucralose sales grew compared with the prior year period but profits were lower due to higher patent defence and Singapore plant fixed costs.

-- The EU sugar market remains difficult, but news of beet production quota surrender demonstrates the determination of the EU Commission and the industry to ensure a positive outcome to the Sugar Regime reform.

(1) The profit before tax for the first six months of the year ending 31 March 2008 from continuing operations, after adjusting for exceptional items and the amortisation of acquired intangible assets and the reclassification of the profit before tax for Occidente from continuing operations to discontinued operations, was £117 million.

TRADING PERFORMANCE

The Food & Industrial Ingredients, Americas division continues to perform well and was somewhat ahead of our expectations with further strong performances from both value added food ingredients and commodity products, which benefited from firmer by-product revenues. Strong demand from feed compounders in the USA, who are using higher incorporation rates of the by-product corn gluten feed as a replacement for higher priced corn, has decreased the reliance on exports. After a weak summer, the HFCS market improved in the period. As expected, ethanol returns were lower in the four months to the end of January 2008 than in the comparative period of the prior year, but prices have improved following the December 2007 passage of the Energy Bill, requiring the use in the USA of 9 billion gallons of ethanol in 2008 and 15 billion gallons by 2015. New food ingredient capacity at the Sagamore plant in Lafayette, Indiana is on stream and will further benefit our value added performance. The sale of an investment in the Chicago Mercantile Exchange, which was anticipated at the time of the announcement of our interim results, contributed a one-off £4 million (US$7 million) to profit.

Initial proceeds of £197 million from the sale of five starch plants from the Food & Industrial Ingredients, Europe division were received in October 2007 and a further £17 million was received in December 2007. The separation of the continuing operations and the closure of the Aalst, Belgium head office were completed successfully in the period. In the recent pricing round, the continuing operations recovered, where possible, higher net corn costs through selling price increases. However margins on sweetener products, the price of which is capped by the regulated price of sugar, remained under pressure. Corn has been purchased for the remainder of the financial year. Good progress continued in food ingredients, including the recently acquired GC Hahn business, whose performance over the four months to January 2008 continues to be in line with expectations, and where integration with the Group is progressing well. As stated in the interim results announcement, profits in the second six months of the year for the continuing operations, including GC Hahn and Cesalpinia, will be modest, although in line with our expectations.

Sucralose sales at constant exchange rates for the period improved compared with the prior year. Sales growth continues across all territories. With the successful start-up of the Singapore plant, ahead of schedule, we have seen customer de-stocking and anticipate this will largely be complete by the end of the financial year. However profits for the period, after taking into account the legal costs incurred in patent defence and the higher fixed costs due to the

Singapore plant, were lower than in the prior year at constant exchange rates, and this trend is expected to continue for the rest of the financial year. The trial in our US International Trade Commission (ITC) litigation against a number of Chinese manufacturers and distributors concerning alleged infringement of certain of our patents is in court later this month. The judge's initial determination is expected in June 2008, leading to a final ruling by the ITC in October 2008.

Within the Sugars division, our EU sugar refineries continued to operate within a challenging market and, in the four months to January 2008, performed in line with the first half year. Profits excluding transitional aid were slightly higher in the period than the prior year. We welcome the recent announcements of quota surrender by some of the major EU beet sugar producers. We are encouraged by the initial reaction to the measures announced in September 2007 by the EU Commission to repair and strengthen the EU Sugar Regime reforms with the aim of removing a further 3.8 million tonnes of production to bring supply of sugar in line with EU demand. Quota surrendered for the sugar year starting 1 October 2008 will be published by the Commission in April. If supply and demand are brought into balance the impact will be felt in the market only towards the end of the next financial year, so market conditions can be expected to remain difficult in the short term. International sugar trading has made a small loss in the period due to lower volumes. A similar pattern is expected for the remainder of the year and international sugar trading is therefore now likely to show a loss for the full year. As discussed at the presentation of our interim results, we regard international sugar trading as a valuable activity and we are examining ways to ensure more stable results in future. We will provide an update at the presentation of our full year results in May. Molasses trading continued its good performance, and the combined molasses and international sugar trading operations were profitable in the period.

The sale of our 49% stake in Occidente, the Mexican joint venture, completed in December 2007 and proceeds of £47 million have been received. The results of Occidente were recorded within continuing operations in the interim results. Following the disposal the results (sales of £29 million and operating profit of £3 million for the six months to September 2007) will be reclassified as discontinued.

The review of our Central Costs following recent changes to the composition of the Group is largely complete and we will report further in May.

TAXATION

We expect the effective tax rate for the continuing operations to be in line with the 34.4% applied to the interim results. The precise final rate will depend on the geographic mix of profits.

RETURN OF CAPITAL

Following approval from shareholders at the AGM in July 2007, we had acquired by the close of business on 14 February 33.6 million shares (6.9% of the issued share capital at the time of the AGM) for a total cash consideration of £159 million. The Company holds 2,908,135 ordinary shares in Treasury and has 456,856,886 ordinary shares in issue (excluding Treasury shares).

EXCHANGE RATES

If the sterling : US dollar exchange rate continues at the assumed level of 1.96 for the remainder of the financial year the average rate for the second six months would be 2.00, compared with the average rate of 2.04 assumed at the time of the interim results announcement. On this basis, we would now anticipate a reduction in profit before tax of £14 million for the year as a whole (£16 million reduction anticipated at the time of the interim results announcement) from exchange translation by comparison with the prior year.

NET DEBT

Net debt at the end of January 2008 was £982 million compared with £840 million at 30 September 2007. Movements in exchange rates contributed approximately £30 million to the increase in debt. During the period, £94 million was spent on the repurchase of our own shares and £31 million on the payment of the interim dividend.

SENIOR MANAGEMENT CHANGE

D. Lynn Grider, President, Food & Industrial Ingredients, Americas and a member of the Tate & Lyle Group Management Committee is retiring from the Group in July 2008. Lynn has made a huge contribution to Tate & Lyle over his 35 years with the Group. Matthew Wineinger has been appointed to succeed Lynn. Matt will be joining Tate & Lyle on 3 March 2008 to ensure a smooth handover. Matt has had a distinguished career with a number of major companies in the food sector,

including Swift, Cargill, Monsanto and Novartis.

OUTLOOK

Profit before tax for the continuing operations for the four months from 1 October 2007 to 31 January 2008 was marginally ahead of our expectations. Taking into account the above exchange rate assumptions, this has reinforced the Board's overall expectations as set out at the presentation of our interim results, that the expected outturn for our continuing operations in the second half of the year to 31 March 2008 will be broadly similar to that of the first six months.

END

A conference call will be held today at 8.30am, hosted by Iain Ferguson, Chief Executive and John Nicholas, Group Finance Director. Participants are requested to dial in at least 5 minutes before the commencement of the call. Dial in details are as follows:

Participant dial in number: + 44 (0) 20 7138 0820

Replay telephone number: + 44 (0) 20 7806 1790

Replay passcode: 5844714

The replay of this call will be available for 7 days until 21 February 2008.

For more information contact Tate & Lyle PLC:

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile 07798 837 317

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

14 FEBRUARY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

12% THRESHOLD CROSSED ON 8 FEBRUARY 2008

6. Date on which issuer notified

14 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached

12%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 53,155,909

Number of Voting Rights: 53,155,909

Resulting situation after the triggering transaction:

Number of Shares - 55,389,320

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 55,389,320

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 12.08% (BASED ON TOTAL VOTING RIGHTS
OF457,533,882)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 55,389,320

Total % of Voting Rights - 12.08%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

14 FEBRUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

11% THRESHOLD CROSSED ON 6 FEBRUARY 2008

6. Date on which issuer notified

14 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached

11%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 49,905,909

Number of Voting Rights: 49,905,909

Resulting situation after the triggering transaction:

Number of Shares - 51,505,909

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 51,505,909

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 11.23% (BASED ON TOTAL VOTING RIGHTS OF458,636,579)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 51,505,909

Total % of Voting Rights - 11.23%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

14 FEBRUARY 2008

ENDS

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

14 FEBRUARY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

08/02/08

6. Date on which issuer notified

14/02/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 23,823,426

Number of Voting Rights: 23,823,426

Resulting situation after the triggering transaction:

Number of Shares - 27,660,400

Number of Voting Rights (Direct) - 27,660,400

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.04% (BASED ON TOTAL VOTING RIGHTS OF 457,533,882)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 27,660,400

Total % of Voting Rights - 6.04% (BASED ON TOTAL VOTING RIGHTS OF 457,533,882)

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525
14 FEBRUARY 2008

ENDS

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

13 February 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 13 February 2008 it transferred 22,848 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,908,135 ordinary shares in Treasury and has 456,856,886 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8646N
Tate & Lyle PLC
12 February 2008

Tate & Lyle PLC ('the Company') announces that on 12 February 2008 it purchased through ABN AMRO Hoare Govett 200,000 ordinary shares at an average price of 496.53 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 456,834,038 shares in issue (excluding 2,930,983 shares held in Treasury).

This number (456,834,038) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTTMRTMMTBBAP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:7707N
Tate & Lyle PLC
11 February 2008

Tate & Lyle PLC ('the Company') announces that on 11 February 2008 it purchased through ABN AMRO Hoare Govett 265,000 ordinary shares at an average price of 490.61 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 457,030,417 shares in issue (excluding 2,930,983 shares held in Treasury).

This number (457,030,417) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTBMRTMMMBBRP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

11 February 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 11 February 2008 it transferred 11,468 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,930,983 ordinary shares in Treasury and has 457,295,417 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:6760N
Tate & Lyle PLC
08 February 2008

Tate & Lyle PLC ('the Company') announces that on 08 February 2008 it purchased through ABN AMRO Hoare Govett 250,000 ordinary shares at an average price of 489.29 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 457,283,882 shares in issue (excluding 2,942,451 shares held in Treasury).

This number (457,283,882) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTPMRTMMMMBPP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:5803N
Tate & Lyle PLC
07 February 2008

This announcement replaces the original announcement released on 07/02/08 at 17:09, RNS No: 5751N.

The number of shares that the Company has in issue and the total voting rights in the Company should have read 457,533,882 and not 457,553,882 as previously stated. All other details remain unchanged.

The amended text appears below

Tate & Lyle PLC ('the Company') announces that on 07 February 2008 it purchased through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 481.30 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 457,533,882 shares in issue (excluding 2,942,451 shares held in Treasury).

This number (457,533,882) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

This information is provided by RNS

END
POSTRMRTMMIMBIP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:5751N
Tate & Lyle PLC
07 February 2008

Tate & Lyle PLC ('the Company') announces that on 07 February 2008 it purchased through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 481.30 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 457,553,882 shares in issue (excluding 2,942,451 shares held in Treasury).

This number (457,553,882) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTRMRTMMMMBPP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 7 February 2008 it transferred 47,303 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme ('ESOS') and Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

The transfer price per share for the shares transferred to satisfy exercises under the ESOS was 325p.

Following the above transfer, the Company holds 2,942,451 ordinary shares in treasury and has 457,933,882 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4699N
Tate & Lyle PLC
06 February 2008

Tate & Lyle PLC ('the Company') announces that on 06 February 2008 it purchased through ABN AMRO Hoare Govett 750,000 ordinary shares at an average price of 475.87 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 457,886,579 shares in issue (excluding 2,989,754 shares held in Treasury).

This number (457,886,579) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTFMRTMMIMBFP

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

10% THRESHOLD CROSSED ON 31 JANUARY 2008

6. Date on which issuer notified

4 FEBRUARY 2008

7. Threshold(s) that is /are crossed or reached

10%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 45,361,380

Number of Voting Rights: 45,361,380

Resulting situation after the triggering transaction:

Number of Shares - 46,055,909

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 46,055,909

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 10.00% (BASED ON TOTAL VOTING RIGHTS OF 460,063,168)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 46,055,909

Total % of Voting Rights - 10.00%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:
ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

6 FEBRUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:3711N
Tate & Lyle PLC
05 February 2008

Tate & Lyle PLC ('the Company') announces that on 05 February 2008 it purchased through ABN AMRO Hoare Govett 650,000 ordinary shares at an average price of 481.99 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 458,636,579 shares in issue (excluding 2,989,754 shares held in Treasury).

This number (458,636,579) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTAMRTMMBMBIP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2783N
Tate & Lyle PLC
04 February 2008

Tate & Lyle PLC ('the Company') announces that on 04 February 2008 it purchased through ABN AMRO Hoare Govett 500,000 ordinary shares at an average price of 490.82 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 459,286,579 shares in issue (excluding 2,989,754 shares held in Treasury).

This number (459,286,579) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTIMRTMMTMBLP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 4 February 2008 it transferred 12,113 ordinary shares in the Company for the purpose of satisfying exercises under the Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 2,989,754 ordinary shares in Treasury and has 459,786,579 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1620N
Tate & Lyle PLC
01 February 2008

Tate & Lyle PLC ('the Company') announces that on 01 February 2008 it purchased through ABN AMRO Hoare Govett 300,000 ordinary shares at an average price of 491.18 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 459,774,466 shares in issue (excluding 3,001,867 shares held in Treasury).

This number (459,774,466) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSTBMRTMMTMBRP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 1 February 2008 it transferred 11,298 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 3,001,867 ordinary shares in Treasury and has 460,074,466 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 January 2008 consisted of 463,076,333 ordinary shares of which 3,013,165 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 31 January 2008 was 460,063,168 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

END